

Daniel Ramot is an Israeli-American entrepreneur and scientist, best known as the co-founder and CEO of Via, a global transportation technology company. Born in Israel in 1975, Ramot is a graduate of the Israel Defense Forces' elite Talpiot program, where he earned a Bachelor of Science in Physics and Mathematics from The Hebrew University of Jerusalem.

From 1996 to 2002, Ramot served in the Israeli Air Force, developing avionic systems for F-15 and F-16 aircraft. During this period, he completed a Master of Science in Electrical Engineering from Tel Aviv University. In 2002, he pursued a Ph.D. in Neuroscience at Stanford University School of Medicine, focusing his research on the molecular and cellular mechanisms of thermosensation and thermoregulation. His doctoral work earned him several scholarships, including the Dan David Prize Scholarship in 2004 and the Albion Walter Hewlett Stanford Graduate Fellowship.

In 2008, Daniel Ramot joined D. E. Shaw Research as a Director, where he was instrumental in building supercomputers designed to accelerate pharmaceutical drug discovery, developing advanced computational techniques and algorithms to simulate molecular dynamics.

In 2012, Ramot co-founded Via in New York City. Via started with a vision to transform public transportation by leveraging technology to create efficient, on-demand transit systems. Under Ramot's leadership, Via has expanded its services to over 35 countries, providing innovative software solutions for public and private mobility systems and transportation planning services.